Free Writing Prospectus, dated May 3, 2022

Filed pursuant to Rule 433 under the Securities Act of 1933

Supplementing the Preliminary Prospectus, dated April 25, 2022

Registration Statement Nos. 333-263719 and 333-263719-01 and

Registration Statement Nos. 333-264633 and 333-264633-01

PG&E Wildfire Recovery Funding LLC

(Issuing Entity)

PRICING TERM SHEET

$3,600,000,000 Senior Secured Recovery Bonds, Series 2022-A

Issuing Entity:	PG&E Wildfire Recovery Funding LLC

Sponsor, Depositor and Initial Servicer:	Pacific Gas and Electric Company

Trustee:	The Bank of New York Mellon Trust Company, N.A.

Joint Bookrunners:	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC
Passive Joint Bookrunners:	Barclays Capital Inc. BNP Paribas Securities Corp. Guggenheim Securities, LLC MUFG Securities Americas Inc

Co-Managers:	Academy Securities, Inc. AmeriVet Securities, Inc. Drexel Hamilton, LLC Samuel A. Ramirez & Company, Inc. R. Seelaus & Co., LLC

Expected Ratings (Moody’s/S&P):	Aaa (sf)/AAA (sf)(1)

Closing Date / Settlement Date:	May 10, 2022

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2022

Applicable Time:	3:52 PM (Eastern time) on May 3, 2022

Proceeds:	The total initial price to the public is $3,599,892,126. The total amount of the underwriting discounts and commissions is $14,400,000. The total amount of proceeds to the Issuing Entity before deduction of expenses (estimated to be $7,891,013) is $3,585,492,126.

Initial Fixed Recovery Charge as a Percentage of Consumer’s Bill:

The initial fixed recovery charge for the recovery bonds offered hereby is expected to represent approximately 1.7% of the total electric bill, as of March 1, 2022, received by a 500 kWh residential consumer of PG&E. However, as described in the prospectus, the impact of the fixed recovery charges is designed to be neutral, on average, to consumers, in part due to the Customer Credit. The Customer Credit, however, will not be used to pay fixed recovery charges.

The estimated aggregate initial fixed recovery charge for the recovery bonds offered hereby and the 2021 Wildfire Recovery Bonds issued by PG&E Recovery Funding LLC in November 2021 is expected to represent approximately 2.1% of the total electric bill, as of March 1, 2022, received by a 500 kWh residential consumer of PG&E.

Servicing Compensation:	The issuing entity will pay the servicer on each payment date the servicing fee with respect to the recovery bonds. As long as PG&E or any affiliated entity acts as servicer, this fee will be $1,800,000 (0.05% of the initial aggregate principal amount of the recovery bonds) per annum, plus out-of-pocket expenses

(1)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2)

The Issuing Entity expects to deliver the bonds against payment for the bonds on or about May 10, 2022, which will be the fifth business day following the date of pricing of the bonds. Since trades in the secondary market generally settle in two business days, purchasers who wish to trade bonds on the date of pricing or the succeeding two business days will be required, by virtue of the fact that the bonds initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

Tranche	Principal Amount Offered	Expected Weighted Average Life (years)	Scheduled Final Payment Date	Final Maturity Date	Interest Rate	Initial Price to Public(3)	Underwriting Discounts and Commissions	Proceeds to Issuing Entity (Before Expenses)
A-1	$540,000,000	4.33	06/01/2030	06/01/2032	3.594%	99.99795%	0.40%	$537,828,930
A-2	$540,000,000	11.07	06/01/2036	06/01/2038	4.263%	99.99713%	0.40%	$537,824,502
A-3	$360,000,000	15.52	06/01/2039	06/03/2041	4.377%	99.99697%	0.40%	$358,549,092
A-4	$1,260,000,000	21.55	12/01/2047	12/01/2049	4.451%	99.99687%	0.40%	$1,254,920,562
A-5	$900,000,000	27.70	12/01/2051	12/01/2053	4.674%	99.99656%	0.40%	$896,369,040

(3)	Interest on the recovery bonds will accrue from May 10, 2022 and must be paid by the purchaser if the bonds are delivered after that date.

	Tranche A-1	Tranche A-2	Tranche A-3	Tranche A-4	Tranche A-5
CUSIP	693342 AA5	693342 AB3	693342 AC1	693342 AD9	693342 AE7
ISIN	US693342AA56	US693342AB30	US693342AC13	US693342AD95	US693342AE78

Subject to the terms and conditions in the underwriting agreement among us, PG&E and the underwriters, for whom Citigroup Global Markets Inc., Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are acting as representative, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the principal amount of the bonds listed opposite each underwriter’s name below:

Underwriter	Tranche A-1	Tranche A-2	Tranche A-3	Tranche A-4	Tranche A-5
Citigroup Global Markets Inc.	$162,000,000	$162,000,000	$108,000,000	$378,000,000	$270,000,000
Goldman Sachs & Co. LLC	$81,000,000	$81,000,000	$54,000,000	$189,000,000	$135,000,000
J.P. Morgan Securities LLC	$81,000,000	$81,000,000	$54,000,000	$189,000,000	$135,000,000
Barclays Capital Inc.	$37,800,000	$37,800,000	$25,200,000	$88,200,000	$63,000,000
BNP Paribas Securities Corp.	$37,800,000	$37,800,000	$25,200,000	$88,200,000	$63,000,000
Guggenheim Securities, LLC	$37,800,000	$37,800,000	$25,200,000	$88,200,000	$63,000,000
MUFG Securities Americas Inc.	$37,800,000	$37,800,000	$25,200,000	$88,200,000	$63,000,000
Academy Securities, Inc.	$12,960,000	$12,960,000	$8,640,000	$30,240,000	$21,600,000
AmeriVet Securities, Inc.	$12,960,000	$12,960,000	$8,640,000	$30,240,000	$21,600,000
Drexel Hamilton, LLC	$12,960,000	$12,960,000	$8,640,000	$30,240,000	$21,600,000
Samuel A. Ramirez & Company, Inc.	$12,960,000	$12,960,000	$8,640,000	$30,240,000	$21,600,000
R. Seelaus & Co., LLC	$12,960,000	$12,960,000	$8,640,000	$30,240,000	$21,600,000
Total	$540,000,000	$540,000,000	$360,000,000	$1,260,000,000	$900,000,000

The underwriters may allow, and dealers may reallow, a discount not to exceed the percentage listed below for each tranche:

	Selling Concession	Reallowance Discount
Tranche A-1	0.24%	0.12%
Tranche A-2	0.24%	0.12%
Tranche A-3	0.24%	0.12%
Tranche A-4	0.24%	0.12%
Tranche A-5	0.24%	0.12%

After the initial public offering, the public offering prices, selling concessions and reallowance discounts may change.

EXPECTED SINKING FUND SCHEDULE

Semi-Annual Payment Date		Tranche A-1 Principal	Tranche A-2 Principal	Tranche A-3 Principal	Tranche A-4 Principal	Tranche A-5 Principal
12/01/2022		$33,388,954	—	—	—	—
06/01/2023		30,714,498	—	—	—	—
12/01/2023		31,325,718	—	—	—	—
06/01/2024		31,949,098	—	—	—	—
12/01/2024		32,584,886	—	—	—	—
06/01/2025		33,233,325	—	—	—	—
12/01/2025		33,894,669	—	—	—	—
06/01/2026		34,569,171	—	—	—	—
12/01/2026		35,257,099	—	—	—	—
06/01/2027		35,958,714	—	—	—	—
12/01/2027		36,674,294	—	—	—	—
06/01/2028		37,404,112	—	—	—	—
12/01/2028		38,148,454	—	—	—	—
06/01/2029		38,907,607	—	—	—	—
12/01/2029		39,681,869	—	—	—	—
06/01/2030		16,307,532	$24,164,008	—	—	—
12/01/2030		—	41,334,915	—	—	—
06/01/2031		—	42,256,684	—	—	—
12/01/2031		—	43,199,009	—	—	—
06/01/2032		—	44,162,346	—	—	—
12/01/2032		—	45,147,166	—	—	—
06/01/2033		—	46,153,948	—	—	—
12/01/2033		—	47,183,182	—	—	—
06/01/2034		—	48,235,366	—	—	—
12/01/2034		—	49,311,015	—	—	—
06/01/2035		—	50,410,651	—	—	—
12/01/2035		—	51,534,808	—	—	—
06/01/2036		—	6,906,902	$45,777,132	—	—
12/01/2036		—	—	53,927,555	—	—
06/01/2037		—	—	55,211,029	—	—
12/01/2037		—	—	56,525,053	—	—
06/01/2038		—	—	57,870,348	—	—
12/01/2038		—	—	59,247,664	—	—
06/01/2039		—	—	31,441,219	$29,216,538	—
12/01/2039		—	—	—	62,140,854	—
06/01/2040		—	—	—	63,703,697	—
12/01/2040		—	—	—	65,305,844	—
06/01/2041		—	—	—	66,948,287	—
12/01/2041		—	—	—	68,632,036	—
06/01/2042		—	—	—	70,358,132	—
12/01/2042		—	—	—	72,127,638	—
06/01/2043		—	—	—	73,941,649	—
12/01/2043		—	—	—	75,801,282	—
06/01/2044		—	—	—	77,707,684	—
12/01/2044		—	—	—	79,662,031	—
06/01/2045		—	—	—	81,665,532	—
12/01/2045		—	—	—	83,719,421	—
06/01/2046		—	—	—	85,824,963	—
12/01/2046		—	—	—	87,983,462	—
06/01/2047		—	—	—	90,196,244	—
12/01/2047		—	—	—	25,064,706	$67,399,975
06/01/2048		—	—	—	—	94,867,678
12/01/2048		—	—	—	—	97,362,698
06/01/2049		—	—	—	—	99,923,337
12/01/2049		—	—	—	—	102,551,319
06/01/2050		—	—	—	—	105,248,421
12/01/2050		—	—	—	—	108,016,453
06/01/2051		—	—	—	—	110,857,286
12/01/2051		—	—	—	—	113,772,833
Total Payments	(4)	$540,000,000	$540,000,000	$360,000,000	$1,260,000,000	$900,000,000

(4)	Totals may not add up due to rounding.

EXPECTED OUTSTANDING PRINCIPAL BALANCE PER TRANCHE

Semi- Annual Payment Date	Tranche A-1 Balance	Tranche A-2 Balance	Tranche A-3 Balance	Tranche A-4 Balance	Tranche A-5 Balance
Closing Date	$540,000,000	$540,000,000	$360,000,000	$1,260,000,000	$900,000,000
12/01/2022	506,611,046	540,000,000	360,000,000	1,260,000,000	900,000,000
06/01/2023	475,896,548	540,000,000	360,000,000	1,260,000,000	900,000,000
12/01/2023	444,570,830	540,000,000	360,000,000	1,260,000,000	900,000,000
06/01/2024	412,621,732	540,000,000	360,000,000	1,260,000,000	900,000,000
12/01/2024	380,036,846	540,000,000	360,000,000	1,260,000,000	900,000,000
06/01/2025	346,803,521	540,000,000	360,000,000	1,260,000,000	900,000,000
12/01/2025	312,908,852	540,000,000	360,000,000	1,260,000,000	900,000,000
06/01/2026	278,339,681	540,000,000	360,000,000	1,260,000,000	900,000,000
12/01/2026	243,082,582	540,000,000	360,000,000	1,260,000,000	900,000,000
06/01/2027	207,123,868	540,000,000	360,000,000	1,260,000,000	900,000,000
12/01/2027	170,449,574	540,000,000	360,000,000	1,260,000,000	900,000,000
06/01/2028	133,045,462	540,000,000	360,000,000	1,260,000,000	900,000,000
12/01/2028	94,897,008	540,000,000	360,000,000	1,260,000,000	900,000,000
06/01/2029	55,989,401	540,000,000	360,000,000	1,260,000,000	900,000,000
12/01/2029	16,307,532	540,000,000	360,000,000	1,260,000,000	900,000,000
06/01/2030	—	515,835,992	360,000,000	1,260,000,000	900,000,000
12/01/2030	—	474,501,077	360,000,000	1,260,000,000	900,000,000
06/01/2031	—	432,244,393	360,000,000	1,260,000,000	900,000,000
12/01/2031	—	389,045,384	360,000,000	1,260,000,000	900,000,000
06/01/2032	—	344,883,038	360,000,000	1,260,000,000	900,000,000
12/01/2032	—	299,735,872	360,000,000	1,260,000,000	900,000,000
06/01/2033	—	253,581,924	360,000,000	1,260,000,000	900,000,000
12/01/2033	—	206,398,742	360,000,000	1,260,000,000	900,000,000
06/01/2034	—	158,163,376	360,000,000	1,260,000,000	900,000,000
12/01/2034	—	108,852,361	360,000,000	1,260,000,000	900,000,000
06/01/2035	—	58,441,710	360,000,000	1,260,000,000	900,000,000
12/01/2035	—	6,906,902	360,000,000	1,260,000,000	900,000,000
06/01/2036	—	—	314,222,868	1,260,000,000	900,000,000
12/01/2036	—	—	260,295,313	1,260,000,000	900,000,000
06/01/2037	—	—	205,084,284	1,260,000,000	900,000,000
12/01/2037	—	—	148,559,231	1,260,000,000	900,000,000
06/01/2038	—	—	90,688,883	1,260,000,000	900,000,000
12/01/2038	—	—	31,441,219	1,260,000,000	900,000,000
06/01/2039	—	—	—	1,230,783,462	900,000,000
12/01/2039	—	—	—	1,168,642,608	900,000,000
06/01/2040	—	—	—	1,104,938,911	900,000,000
12/01/2040	—	—	—	1,039,633,067	900,000,000
06/01/2041	—	—	—	972,684,780	900,000,000
12/01/2041	—	—	—	904,052,744	900,000,000
06/01/2042	—	—	—	833,694,612	900,000,000
12/01/2042	—	—	—	761,566,974	900,000,000
06/01/2043	—	—	—	687,625,325	900,000,000
12/01/2043	—	—	—	611,824,043	900,000,000
06/01/2044	—	—	—	534,116,359	900,000,000
12/01/2044	—	—	—	454,454,328	900,000,000
06/01/2045	—	—	—	372,788,796	900,000,000
12/01/2045	—	—	—	289,069,375	900,000,000
06/01/2046	—	—	—	203,244,412	900,000,000
12/01/2046	—	—	—	115,260,950	900,000,000
06/01/2047	—	—	—	25,064,706	900,000,000
12/01/2047	—	—	—	—	832,600,025
06/01/2048	—	—	—	—	737,732,347
12/01/2048	—	—	—	—	640,369,649
06/01/2049	—	—	—	—	540,446,312
12/01/2049	—	—	—	—	437,894,993
06/01/2050	—	—	—	—	332,646,572
12/01/2050	—	—	—	—	224,630,119
06/01/2051	—	—	—	—	113,772,833
12/01/2051	—	—	—	—	—

WEIGHTED AVERAGE LIFE SENSITIVITY

		-5% (1.79 Standard Deviations from Mean)		-15% (5.82 Standard Deviations from Mean)
Tranche	Expected Weighted Average Life (Years)	WAL (yrs)	Change (days)*	WAL (yrs)	Change (days)*
A-1	4.33	4.33	0	4.33	0
A-2	11.07	11.07	0	11.07	0
A-3	15.52	15.52	0	15.52	0
A-4	21.55	21.55	0	21.55	0
A-5	27.70	27.70	0	27.71	4

*	Number is rounded to whole days

For the purposes of preparing the above chart, the following assumptions, among others, have been made: (i) in relation to the initial forecast, the forecast error stays constant over the life of the recovery bonds and is equal to an overestimate of electricity consumption of 5% (1.79 standard deviations from mean) or 15% (5.82 standard deviations from mean), (ii) the servicer makes timely and accurate submissions to true-up the fixed recovery charges, (iii) consumer write-off rates are held constant at 0.42% and 0.08% for residential and non-residential, (iv) PG&E remits all fixed recovery charges on average 47 days and 34 days after such charges are billed to residential and non-residential consumers, respectively, (v) operating expenses are equal to projections, (vi) there is no acceleration of the final maturity date of the recovery bonds, (vii) a permanent loss of all consumers has not occurred, and (viii) the issuance date of the recovery bonds is May 10, 2022. There can be no assurance that the weighted average lives of the recovery bonds will be as shown.

The section entitled “Use of Proceeds” in the prospectus included as a part of Pre-Effective Amendment No. 1 to Registration Statement on page 137 is hereby amended in its entirety as follows:

The net proceeds of this offering are estimated to be approximately $3,577,601,113, after deducting underwriting discounts and commissions and upfront financing costs. Proceeds will be used to pay expenses of issuance and to purchase the recovery property from PG&E. In accordance with the financing order, PG&E will use the ultimate proceeds it receives from the sale of the recovery property to reimburse itself for previously incurred recovery costs, including the retirement of a portion of the $6.0 billion of related “Temporary Debt” currently outstanding (described below) and a portion of loans outstanding under the Utility Revolving Credit Agreement.

The “Temporary Debt” consists of (1) $2,500,000,000 aggregate principal amount of PG&E’s 1.75% First Mortgage Bonds due 2022 (the “1.75% FMBs”), (2) $500,000,000 aggregate principal amount of PG&E’s Floating Rate First Mortgage Bonds due 2022 (the “Floating Rate FMBs”), (3) $1,500,000,000 aggregate principal amount of PG&E’s 1.367% First Mortgage Bonds due 2023 (the “1.367% FMBs”), (4) $1,000,000,000 aggregate principal amount of PG&E’s 3.25% First Mortgage Bonds due 2024 (the “3.25% FMBs”), and (5) the loans outstanding under the Utility Term Loan Credit Agreement.

PG&E will use the ultimate proceeds it receives from the sale of the recovery property for (1) the proposed redemption of all or a portion of the 1.75% FMBs and (2) the proposed redemption of all or a portion of the Floating Rate FMBs. PG&E will use any remaining proceeds for the proposed repayment of a portion of loans outstanding under the Utility Revolving Credit Agreement. This prospectus does not constitute a notice of redemption with respect to 1.75% FMBs or the Floating Rate FMBs.

At April 29, 2022, the 1.75% FMBs had an interest rate of 1.75% per annum and the Floating Rate FMBs had an interest rate of 2.36% per annum. At April 29, 2022, borrowings under the Utility Revolving Credit Agreement totaled $2,105,000,000. Such borrowings bear interest based at a floating rate (2.56% per annum at April 29, 2022). The Utility Revolving Credit Agreement matures on June 22, 2026, subject to two one-year extensions at PG&E’s option. The proceeds of the portion of the loans under the Utility Revolving Credit Agreement that may be repaid with the ultimate proceeds of this offering were used to fund cash payments of $1.35 billion to the Fire Victim Trust.

Certain of the underwriters and/or their affiliates are agents or lenders under the Utility Revolving Credit Agreement that PG&E intends to repay from the proceeds it will receive from the sale of the recovery property. In such event, it is possible that one or more of the underwriters or their affiliates could receive more than 5% of the net proceeds of this offering, and in that case such underwriter could be deemed to have a conflict of interest under FINRA Rule 5121. In the event of any such conflict of interest, such underwriter would be required to conduct the distribution of bonds in accordance with FINRA Rule 5121. If the distribution is conducted in accordance with FINRA Rule 5121, such underwriter would not be permitted to sell to an account over which it exercises discretionary authority without first receiving specific written approval from the account holder. See “Plan of Distribution (Conflicts of Interest)”.

The section entitled “Plan of Distribution” in the prospectus included as a part of Pre-Effective Amendment No. 1 to Registration Statement is updated to “Plan of Distribution (Conflicts of Interest)” and the following paragraph is added below the last paragraph of that section on page 139:

Conflicts of Interest

Certain of the underwriters and/or their affiliates are agents or lenders under the Utility Revolving Credit Agreement that PG&E intends to repay from the proceeds it will receive from the sale of the recovery property. In such event, it is possible that one or more of the underwriters or their affiliates could receive more than 5% of the net proceeds of this offering, and in that case such underwriter could be deemed to have a conflict of interest under FINRA Rule 5121. In the event of any such conflict of interest, such underwriter would be required to conduct the distribution of bonds in accordance with FINRA Rule 5121. If the distribution is conducted in accordance with FINRA Rule 5121, such underwriter would not be permitted to sell to an account over which it exercises discretionary authority without first receiving specific written approval from the account holder.

In the section entitled “Glossary of Defined Terms” in the prospectus included as a part of Pre-Effective Amendment No. 1 to Registration Statement the following terms are added:

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Utility Revolving Credit Agreement” means the Credit Agreement, dated as of July 1, 2020, as amended, by and among PG&E, the several banks and other financial institutions or entities party thereto from time to time, JPMorgan Chase Bank, N.A., and Citibank, N.A. as Co-Administrative Agents, and Citibank, N.A., as Designated Agent, as amended, supplemented, restated or otherwise modified from time to time.

Pacific Gas and Electric Company and the Issuing Entity have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Pacific Gas and Electric Company and the Issuing Entity have filed with the SEC as exhibits to the registration statement for more complete information about the Issuing Entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Pacific Gas and Electric Company, the Issuing Entity, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at (866) 471-2526 or J.P. Morgan Securities LLC collect at (212) 834-4533.